April 20, 2001

                                   Beth Copeland - Media
                                   (317) 269-1395

                                   FOR IMMEDIATE RELEASE


                        First Indiana Announces Dividend

     (INDIANAPOLIS)--The Board of Directors of First Indiana Corporation declared on April 18, 2001, a quarterly dividend of $.16 per share of common stock. The dividend will be paid June 19, 2001, to shareholders of record as of June 6, 2001. This is the 56th consecutive quarter First Indiana has paid a cash dividend.

     First Indiana Corporation (NASDAQ - FISB) is the largest bank or thrift holding company based in Indianapolis. The Corporation has filed with the Office of the Comptroller of the Currency an application to charter a national bank, the approval of which is expected later this year. First Indiana Bank has $2.11 billion in assets and 24 offices in Metropolitan Indianapolis, Franklin, Mooresville, Pendleton, Rushville, and Westfield. In addition to its retail banking operations, First Indiana has construction and consumer loan offices throughout Indiana and in Arizona, Florida, Illinois, North Carolina, Oregon, and Ohio. The Bank also originates consumer loans in 47 states through a national network. Through Somerset Financial Services and FirstTrust Indiana, First Indiana offers a full array of tax planning, consulting, wealth management, and investment advisory and trust services. Information about



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First Indiana is available on the Internet at www.firstindiana.com, which is not a part of this news release.
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